UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2017

DELEK US HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38142	35-2581557
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7102 Commerce Way Brentwood, Tennessee	37027
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (615) 771-6701

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Effective November 10, 2017, senior management of Delek US Holdings, Inc. (the “Company”) will begin using the materials included in Exhibit 99.1 to this report (the “Investor Presentation”) in connection with presentations to existing and prospective investors. The Investor Presentation is incorporated into this Item 8.01 by this reference and will also be available on the Company's website at www.delekus.com.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies and statements of management's goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “appears,” “projects” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that, individually or in the aggregate, could cause such differences include, but are not limited to:

•	volatility in our refining margins or fuel gross profit as a result of changes in the prices of crude oil, other feedstocks and refined petroleum products;
•
risk factors relating to the merger of Delek US Holdings, Inc. and Alon USA Energy, Inc. and Delek US’s pending acquisition of the remaining limited partner interest in Alon USA Partners, LP, including the timing, closing and success thereof; and risks surrounding the combining of operations, financial position and cash flows as well as systems, processes and controls going forward;

•	our ability to execute our strategy of growth through acquisitions and the transactional risks inherent in such acquisitions;
•	acquired assets may suffer a diminishment in fair value, which may require us to record a write-down or impairment;
•	liabilities related to, and the effects of, the sale of our MAPCO retail business;
•	reliability of our operating assets;
•	competition;
•	changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;
•	diminution in value of long-lived assets may result in an impairment in the carrying value of the assets on our balance sheet and a resultant loss recognized in the statement of operations;
•	general economic and business conditions affecting the southern United States;
•	volatility under our derivative instruments;
•	deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties);
•	unanticipated increases in cost or scope of, or significant delays in the completion of, our capital and periodic turnaround projects;
•	risks and uncertainties with respect to the quantities and costs of refined petroleum products supplied to our pipelines and/or held in our terminals;
•	operating hazards, natural disasters, casualty losses and other matters beyond our control;
•	increases in our debt levels or costs;
•	changes in our ability to continue to access the credit markets;
•	compliance, or failure to comply, with restrictive and financial covenants in our various debt agreements;
•	the inability of our subsidiaries to freely make dividends, loans or other cash distributions to us;

•	seasonality;
•	acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;
•	changes in the cost or availability of transportation for feedstocks and refined products; and
•	other factors discussed in our other filings with the United States Securities and Exchange Commission.

In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Important Information:

The Company’s and Alon USA Partners, LP’s (“ALDW”) security holders are urged to read the consent statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the consent statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the consent statement/prospectus and the filings with the SEC that will be incorporated by reference in the consent statement/prospectus can also be obtained, without charge, by directing a request either to Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee, 37027, Attention: Investor Relations or to Alon USA Partners, LP, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251, Attention: Investor Relations.

The respective directors and executive officers of Alon USA Partners GP, LLC (the “General Partner”) and the Company may be deemed to be “participants” (as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) in respect of the proposed transaction. Information about the General Partner’s directors and executive officers is available in ALDW’s annual report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017, and subsequent filings with the SEC. Information about the Company s directors and executive officers is available in Old Delek’s (as defined below) annual report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 28, 2017, and in its proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on April 6, 2017, and in Old Delek’s and the Company’s subsequent filings with the SEC. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

On January 2, 2017, Delek US Energy, Inc. (formerly known as Delek US Holdings, Inc.), Delaware corporation (“Old Delek”), entered into an Agreement and Plan of Merger with Alon USA Energy, Inc., a Delaware corporation (“Alon USA”), the Company (formerly known as Delek Holdco, Inc.), a Delaware corporation (also referred to as “New Delek” herein), Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Delek Merger Sub”), and Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Astro Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 27, 2017, and the Second Amendment to Agreement and Plan of Merger, dated as of April 21, 2017 (collectively, the “Delek-Alon Merger Agreement”). Pursuant to the Delek-Alon Merger Agreement, Certificates of Amendment and Certificates of Merger filed with the Secretary of State of the State of Delaware on June 30, 2017, (i) Old Delek was renamed “Delek US Energy, Inc.” and the Company was renamed “Delek US Holdings, Inc.”; (ii) Delek Merger Sub merged with and into Old Delek (the “Delek Merger”), with Old Delek surviving as a wholly owned subsidiary of the Registrant; and (iii) Astro Merger Sub merged with and into Alon USA (the “Alon Merger” and together with the Delek Merger, the “Delek-Alon Mergers”), with Alon USA surviving as a direct and indirect wholly owned subsidiary of the Registrant. The Delek-Alon Mergers were effective as of July 1, 2017 (the “Delek-Alon Effective Time”). By reason of the Delek-Alon Mergers, at the Delek-Alon Effective Time, New Delek became the parent public reporting company. On July 3, 2017, New Delek filed a Current Report on Form 8-K filed for the purpose of establishing the Company as the successor issuer to Old Delek and Alon USA pursuant to Rule 12g-3(c) under the Exchange Act. In addition, as a result of the Delek-Alon Mergers, the shares of common stock of Old Delek and Alon USA were delisted from the New York Stock Exchange in July 2017, and their respective reporting obligations under the Exchange Act were terminated.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Item 9.01 Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired.

Not applicable.

(b)	Pro forma financial information.

Not applicable.

(c)	Shell company transactions.

Not applicable.

(d)	Exhibits.

99.1	Investor presentation materials to be used beginning November 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2017	DELEK US HOLDINGS, INC.

/s/ Kevin Kremke
Name: Kevin Kremke
Title: Executive Vice President / Chief Financial Officer